# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kayne Anderson BDC, Inc., CIK 0001747172
CUSIP: 48662X105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 717 TEXAS AVENUE, 22ND FLOOR, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 05/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000762152

## Reporting persons
- STATE OF MICHIGAN RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Michigan (MI); sole voting power 6,566,762; shared voting power 0; sole dispositive power 6,566,762; shared dispositive power 0; aggregate amount beneficially owned 6,566,762 (9.6% of the class)
  Comment: Reporting Person's ownership of common stock, par value $0.001 per share (the "Common Stock") first resulted in beneficial ownership resulting in more than five percent of the outstanding Common Stock on May 21, 2024, at which date, Reporting Person beneficially owned 6,566,762 shares of Common Stock representing 9.234 percent of the outstanding shares of Common Stock, based on 71,116,459 shares of Common Stock outstanding on such date. The information presented in this Schedule 13G reflects ownership as of January 15, 2026.

## Item 1. Issuer
Name of issuer: Kayne Anderson BDC, Inc.
Address of issuer's principal executive offices: 717 TEXAS AVENUE, 22ND FLOOR, HOUSTON, TEXAS, 77002

## Item 2. Person Filing
Name of person filing: State of Michigan Retirement System
Address of principal business office or, if none, residence: 2501 Coolidge Road Suite 400 East Lansing, MI 48823
Citizenship: Michigan, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 6,566,762
Percent of class: 9.601
Sole power to vote or to direct the vote: 6,566,762
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,566,762
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STATE OF MICHIGAN RETIREMENT SYSTEM: Jeannette J. Brya, Chief Compliance Officer (01/15/2026)